UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2025

Harry Thomasian Jr.
Chief Financial Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

**Re: Precigen, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Form 10-Q for the quarterly period ended September 30, 2025
File No. 001-36042**

Dear Harry Thomasian Jr.:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2025

6. Inventory, page 22

1. Regarding your inventory-related costs previously expensed as research and development (R&D) expenses (also referred to as your "pre-launch inventories"), please disclose the following beginning in your Form 10-K for the fiscal year ended December 31, 2025:
   - the amount of estimated revenues, if applicable, represented by your pre-launch inventories on hand at December 31, 2025;
   - when you expect to finish selling the pre-launch inventories;
   - the shelf life of your inventory and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods; and
   - your estimate of what the gross margin percentage will be after the pre-launch inventories are sold.

15. Segments, page 31

2. Please address the following related to your disclosure regarding the realignment of your former two operating segments, Biopharmaceuticals and Exemplar, into one operating segment during the first quarter of 2025:
   - Tell us and revise your future filings to clarify whether Biopharmaceuticals and Exemplar remain separate reporting units.
   - Please provide us with your analysis for the aggregation of these components into one operating segment, noting they appear to possess dissimilar economic and other characteristics. Refer to ASC 350-20-35-33 through 35-36.
   - Tell us how you determined that your presentation of a single operating segment is appropriate under the guidance of ASC 280-10-50.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Results of operations, page 37

3. Please tell us and revise to disclose, beginning with your Form 10-K for the year ended December 31, 2025, whether you track research and development (R&D) expenses by candidate or program and, if not, explain why not. To the extent you track any of your R&D expenses by candidate or program, provide a breakout of such amounts. For the R&D expenses you do not track by candidate or program, revise to provide a quantitative breakout of remaining R&D expenses by type, which should reconcile to total R&D expenses on your Consolidated Statements of Operations for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences